UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A
Amendment #1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2006

ANTICUS INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2175 rue de la Montagne, Suite 300
Montreal, Quebec, Canada H3G 1Z8
(Address of Principal Executive Offices)

(514) 875-5072 Extension 19
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 – Matters Related to Accountants and Financial Statements

Section 4.01 Changes in Registrant's Certifying Accountant

Explanatory Note: This amendment is made to include disclosure that our prior auditing firm, Morgan & Company has included explanatory statements in each of the past two years audited financial reports expressing a substantial doubt with respect to our ability to continue as a going concern.

Anticus International Corporation ("Anticus") has changed from the auditing accounting firm of:

Morgan & Company
Chartered Accountants
Vancouver, Canada

To the auditing accounting firm of:

Jonathon P. Reuben
Certified Public Accountant
23440 Hawthorne Blvd., Suite 270
Torrance, California 90505

Anticus International Corporation has decided to use the services of the accounting firm of Jonathon P. Reuben, CPA. The company's management believes the new auditing accounting firm will provide quality service in a timely manner. In December 2005 we received notice from Morgan & Company that they would no longer be available to provide services as our auditing accountants. Citing geographic concerns related to management being located in Montreal.

The Board of Directors of Anticus approved the change of accounting firm as of February 6, 2006; dismissing the prior accounting firm and engaging the new accounting firm as of that date.

The new accounting firm was not consulted prior to engagement on any specific accounting matter either completed or contemplated.

Anticus International Corporation has never had nor anticipates having, nor had during the the two most recent fiscal years or any subsequent period preceding the date of change, any disagreement with accountants on matters of accounting, financial disclosure, matter of accounting principles or practices, or auditing scope or procedure; nor has any principal accountant with the exception of Morgan & Company, currently or in past recent years, resigned or declined to stand for re-election.

Morgan & Company has not cited or informed us of any disagreement on matters of accounting, financial disclosure, matter of accounting principles or practices, or auditing scope or procedure.

The financial statements audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles, with the exception that our auditors have expressed substantial doubt that the Company will be able to continue as a going concern in each of the past two years. Specifically, "…the Company has incurred a net loss of $255,224 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern." (Morgan & Company, Oct 6, 2005)

Section 9 – Financial Statements and Exhibits

Section 9.01 Financial Statements and Exhibits

Anticus International Corporation in compliance with Item 304(a)(3) of Regulation S-B (17CFR228.304(a)(3)) provides herein the following exhibit:

Exhibit 16 Letter on change in certifying accountant.
Former accountant letter stating agreement or respects of disagreement
with statements of the issuer as within this Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: February 23, 2006

By: \s\ Mr. Gilles Varin, President
Name: Mr. Gilles Varin
Title: President, Director, Principal Executive Officer